Julia Vax Julia.Vax@aporter.com +1 415.471.3173 +1 415.471.3400 Fax 10th Floor Three Embarcadero Center San Francisco, CA 94111-4024

March 25, 2014

FOIA CONFIDENTIAL TREATMENT REQUEST

PURSUANT TO 17 CFR §200.83

The entity requesting confidential treatment is:

TriVascular Technologies, Inc.

3910 Brickway Blvd.

Santa Rosa, CA 95403

Attn: Christopher G. Chavez

Chief Executive Officer

707-543-8800

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amanda Ravitz

Re:	TriVascular Technologies, Inc.

Registration Statement on Form S-1

Filed March 10, 2014

File No. 333-194466

Ladies and Gentlemen:

On behalf of TriVascular Technologies, Inc. (the “Company”), in order to facilitate your review, we supplementally advise the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that, on March 24, 2014, the Company and the managing underwriters have preliminarily agreed upon an offering price range that reflects a valuation range for the Company in connection with the proposed offering. Subject to the approval of the Pricing Committee of the Company’s Board of Directors, the preliminary IPO price range equates to $*** to $*** per share of common stock, after giving effect to an anticipated reverse stock split of approximately 1-for-*** shares. (Note that this preliminary price range, prior to giving effect to the anticipated reverse stock split, in correlation to the share numbers in the currently filed Registration Statement, as defined below, would be $*** to $*** per share of common stock). The Company advises the Staff that in accordance with CD&A 134.04, it expects to include a $2.00 differential in the price range within this preliminary price range in a subsequent amendment to the Company’s Registration Statement on Form S-1 (File No. 333-194466) (the “Registration Statement”) and the preliminary prospectus included therein before it commences the road show for the offering. Similarly, the Company expects to effectuate the anticipated reverse stock split in the Registration Statement and the preliminary prospectus included therein before road show commencement. Unless otherwise stated, all information in this letter reflects the anticipated reverse stock split.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Rule 83 Confidential Treatment Requested by TriVascular Technologies, Inc. (TRIV)

March 25, 2014

The assumptions supporting the estimated preliminary price range represent management’s best estimates and discussions between the Company and the lead underwriters, but involve complex and subjective judgments. In particular, this estimated preliminary price range took into account the recent performance and public valuation of similar medical device companies. This included a review of the offering price and aftermarket performance of companies that recently completed initial public offerings, including the recent positive performance of comparable companies since the Company’s most recent valuation on January 31, 2014. The estimated preliminary price range was also affected by, among other things, the continuing significant volatility in the financial markets. The preliminary price range reflected the Company’s discussions with the lead underwriters and the factors above and was not determined using the same methodology used by management and the third party valuation firm to value the Company’s common stock in recent contemporaneous valuations. In addition, this preliminary price range assumes the initial public offering has been completed, and therefore excludes the discounts associated with the timing or likelihood of an initial public offering, which were appropriately included in the valuation prepared as of January 31, 2014.

The Company notes to the Staff that its latest common stock fair value determination as of January 31, 2014 was $*** per share, which falls within the preliminary price range noted above. The Company respectfully submits to the Staff that this supports the Company’s conclusion that its historic fair value determinations have been appropriate.

The Company expects to add disclosure to the next amendment to its Registration Statement that would be generally consistent with the following:

“Offering Price Range

On March 24, 2014, we and our underwriters agreed upon the estimated price range for this offering, as set forth on the cover page of this prospectus. The midpoint of the price range is $*** per share. In comparison, our estimate of the fair value of our common stock was $*** per share as of January 31, 2014, which was used in connection with stock option awards made in February and March 2014. We note that, as is typical in initial public offerings, the estimated price range for this offering was not derived using a formal determination of fair value, but factors including our prospects and the history of, and prospects for, our

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Rule 83 Confidential Treatment Requested by TriVascular Technologies, Inc. (TRIV)

March 25, 2014

industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies. In addition, at the time these stock option awards were made, we and our underwriters had not yet agreed upon a definitive proposed price range for the initial public offering. Specifically, we believe that the difference between the fair value of our common stock as of January 31, 2014 and the midpoint of the estimated price range for this offering is primarily the result of several factors, including the following factors:

•	In March 2014, we commenced preparations to launch a roadshow for this offering;

•	The January 31, 2014 contemporaneous valuation used a hybrid method for allocating enterprise value, allocating a 75% weighting to the PWERM method and a 25% weighting to the OPM method, based on our progress towards an IPO at that time. However, our discussions in March 2014 with the underwriters took into account positive overall market conditions and the market for initial public offerings, particularly for medical device companies, and confirmed our and our underwriters’ expectations that we would complete our initial public offering in the near future. Moreover, the assumed initial public offering price is based on a single outcome – a successful initial public offering in the near term which is not probability weighted. The assumptions in the January 31, 2014 valuation that changed in the determination of the initial offering price range include a change in the probability of a 2014 initial public offering, as reflected by the increased weighting to the PWERM method;

•	During the month of February, and subsequent to our last valuation, the NASDAQ Medical Device Sector Index (NASDAQ: MXZ) has increased by more than 3%. During this time, there have been three medical device company IPOs, including Amedica Corp., Inogen Inc., and Semler Scientific, Inc. Of these, one is trading near its initial public offering IPO price, and the other two are trading significantly higher than their initial public offering IPO price, representing an average increase of 24%. Accordingly, we believe the current market conditions reflect a recent increase in investor interest in medical device companies with a commercial product available, which has resulted in higher pre-money valuations for such companies than observed over the past several years. The estimated initial public offering price range necessarily assumes that the initial public offering has occurred, a public

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Rule 83 Confidential Treatment Requested by TriVascular Technologies, Inc. (TRIV)

March 25, 2014

market for our common stock has been created and that our preferred stock converted into common stock in connection with the initial public offering, and therefore excludes any discount for lack of marketability of our common stock, which was factored in our valuations, including as of January 31, 2014. In particular, the assumed initial public offering price represents a future price for shares of our common stock that are immediately freely tradable in a public market, whereas the estimated fair value of our common stock at earlier dates represents a contemporaneous estimate of the fair value of illiquid shares that are restricted from public sale and for which no public market existed. The assumptions in the January 31, 2014 valuation that changed in the determination of the initial offering price range include a decrease in the non-marketability discount to 0%;

•	Upon the closing of this offering, all outstanding shares of our preferred stock will convert into common stock, thus eliminating the superior economic and other rights and preferences of our preferred stock as compared to our common stock. In particular, holders of our outstanding preferred stock are entitled to receive dividends prior to any dividends declared or paid on any shares of our common stock. In addition, holders of outstanding preferred stock are entitled to receive liquidation payments in preference to holders of common stock. The elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation for purposes of the assumed initial public offering price, compared to the January 2014 valuation set by our board of directors, which included the effect of preferences for our preferred stock; and

•	The completion of this offering would provide us with access to the public company debt and equity markets. These projected improvements in our financial position influenced the increased common stock valuation indicated by the midpoint of the estimated price range shown on the cover of this prospectus.”

In addition, the Company respectfully advises the Staff that it is considering additional equity awards to its executive officers and certain other employees. If any awards are issued prior to the completion of the offering, the Company respectfully advises the Staff that any such awards would be issued at the initial public offering price under the new equity incentive plan to be adopted in connection with the offering. The form and amounts of those awards have not yet been determined, and the Company will provide an update to the Staff if/when such determinations are made.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Rule 83 Confidential Treatment Requested by TriVascular Technologies, Inc. (TRIV)

March 25, 2014

*        *        *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in its filings do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Due to the commercially sensitive nature of information contained herein, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person, as they contain confidential information. The Company has excluded the confidential portions of this letter from the copy of the letter filed on EDGAR.

In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we respectfully request that you telephone the undersigned rather than rely upon the U.S. mail for such notice.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (415) 471-3173 or by email at Julia.Vax@aporter.com. Thank you for your assistance.

Sincerely,

/s/ Julia Vax

Julia Vax

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Rule 83 Confidential Treatment Requested by TriVascular Technologies, Inc. (TRIV)

March 25, 2014

cc:	Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

100 F Street N.E., Mail Stop 2736

Washington, D.C. 20549

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.